Reliance Global Group, Inc.

300 Blvd. of the Americas, Suite 105

Lakewood, NJ 08701

Phone: 732-780-4647

June 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Aisha Adegbuyi
Susan Block

Re:	Reliance Global, Inc. (the “Company”)
Registration Statement on Form S-1 (Pre-Effective Amendment No. 1)
Filed May 20, 2024
File No. 333-276536

Request for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Securities Act”), Reliance Global Group, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-276536), together with all exhibits thereto, and as subsequently amended from time to time, initially filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2024 and Pre-Effective Amendment No. 1 filed with the Commission on May 20, 2024 (collectively, the “Registration Statement”), be withdrawn effective as of the date hereof.

The Company is seeking withdrawal of the Registration Statement because, at this time, the selling securityholder identified in the Registration Statement does not plan to proceed with reselling shares of the Company’s common stock, par value $0.086 per share, contemplated by the Registration Statement. The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company respectfully requests that the Commission issue an order (“Order”) granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Laura Anthony of Anthony, Linder & Cacomanolis, PLLC, via email at lanthony@alclaw.com.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Laura Anthony at 561.514.0936 if you have any questions or comments regarding this request for withdrawal.

Thank you for your assistance.

Sincerely,

/s/ Ezra Beyman
Ezra Beyman
Chief Executive Officer and Executive Chairman

cc:	Laura Anthony, Esq.